

15049806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 2 2015

Washington DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response.....12.00

SEC FILE NUMBER
8-44131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-14_____ AND ENDING _____31-Dec-14_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grodsky Associates, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

29 Longview Street
(No. and Street)

West Orange	**NJ**	**07052**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheldon Grodsky   **973-378-3886**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Sheldon Grodsky__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Grodsky Associates, Inc.__ , as of
__December 31, 2014__ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____

_____

$S h u d n$ $G u$

Signature

_____

Title

DANIELLE DEPTULA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 22, 2017

Notary Public

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Grodsky Associates, Inc.

We have audited the accompanying financial statements of Grodsky Associates, Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 16, 2015

Grodsky Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Commissions & other revenues	$183,803
Clearing expenses	(40,462)
Gross margin	$143,341
General and administrative expenses:	
Salaries & consulting	$106,244
General administration	47,088
Total general and administrative expenses	153,332
Loss from operations	($9,991)
Other income:	
Other income	1,320
Interest & dividend income	45
Net loss before income tax provision	($8,626)
(Provision) benefit for income taxes	656
Net loss	($7,970)

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash	$5,747
Receivable from clearing broker	53,441
Accounts Receivable	2,632
Prepaid expenses	1,233
Total Current Assets	$63,053
Total Assets	$63,053

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$3,089
Total Current Liabilities	$3,089
Shareholder's Equity:	
Common stock, 2,500 shares authorized at stated value $1 par, 1,290 issued	$1,290
Additional paid in capital	50,710
Retained earnings	7,964
Total Shareholder's Equity	59,964
Total Liabilities & Shareholder's Equity	$63,053

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net loss	($7,970)
Changes in other operating assets and liabilities:	
Receivable from clearing broker	4,075
Accounts receivable	(1,415)
Prepaid expense	(88)
Accounts payable & accrued expenses	(3,788)
Net cash used by operations	($9,186)
Net decrease in cash during the fiscal year	($9,186)
Cash at December 31, 2013	14,933
Cash at December 31, 2014	$5,747
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$210
Income taxes paid during the fiscal year	$1,000

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2013	$1,290	$50,710	$15,934	$67,934
Net income for the fiscal year			(7,970)	(7,970)
Balance at December 31, 2014	$1,290	$50,710	$7,964	$59,964

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey in 1991 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2010 to 2013 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, receivable at clearing broker, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in West Orange, New Jersey on a "month to month" basis.

5. Income Tax Benefit

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($8,626)
Current tax expense:	
Federal	($1,406)
State	750
Total tax (benefit)	($656)
Less deferred tax benefit:	
Tax loss carryforwards	(4,486)
Less allowance for tax recoverability	4,486
Provision benefit for income taxes	($656)
Deferred tax asset:	
Tax loss carry forwards	$4,486
Less valuation allowance	(4,486)
Net deferred tax asset	$0

Note: The deferred tax benefits arising from the timing differences expires in fiscal year 2034 and may not be recoverable upon the purchase of the Company under current IRS statutes.

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $25,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Shareholder's equity	$59,964

DEBITS:
Nonallowable assets:

Accounts receivable	(2,632)
Prepaid expense	(1,233)

NET CAPITAL	$56,099
Haircuts	0
ADJUSTED NET CAPITAL	$56,099

Minimum requirements of 6-2/3% of aggregate indebtedness or $25,000, whichever is greater.	25,000
EXCESS NET CAPITAL	$31,099

AGGREGATE INDEBTEDNESS:	$3,089
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.51%

Excess net capital previously reported	$31,850
Audit adjustment to Income tax liability	($750)
Rounding	($1)
Excess net capital per this report	$31,099

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Grodsky Associates, Inc.
29 Longview Street
West Orange, NJ   07052

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Grodsky Associates, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(1)(iii) of SEC Rule 15c3-3 (the "exemption provisions").

Grodsky Associates, Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

_____

Sheldon Grodsky
President

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Grodsky Associates, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(1)(iii) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1)(iii) of SEC Rule 15c3-3.

Donahue Associates LLC
Monmouth Beach, N.J.
February 16, 2015

13